Exhibit 12.1

HIGHLAND HOSPITALITY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Year Ended December 31, 2004	Period From December 19, 2003 to December 31, 2003
Earnings:
Income (loss) before minority interest in operating partnership and income taxes	$3,298	$(3,014)
Interest expense	8,413	—
Portion of rental expense representing interest	261	—

Total earnings	$11,972	$(3,014)

Fixed charges:
Interest expense	$8,413	—
Portion of rental expense representing interest	261	—

Total fixed charges	8,674	—
Preferred stock dividends requirements	—	—

Total fixed charges and preferred stock dividend requirements	$8,674	—

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.4	(a )

(a)	the Company did not have interest expense for the period from December 19, 2003 (date of initial public offering and commencement of operations) through December 31, 2003.